                     U.S. Securities and Exchange Commission

                             WASHINGTON, D.C. 20549


                                   FORM 10-SB
                                 AMENDMENT NO. 3

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934


                 HEALTH & NUTRITION SYSTEMS INTERNATIONAL, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)



               FLORIDA                              65-0452156
     ------------------------          ------------------------------------
     (State of incorporation)          (I.R.S. Employer Identification No.)



      3750 INVESTMENT LANE, SUITE 5
      WEST PALM BEACH, FLORIDA                                       33407
----------------------------------------                           ----------
(Address of principal executive offices)                           (Zip Code)


ISSUER'S TELEPHONE NUMBER    (561) 863-8446
-------------------------------------------------------------------------------


SECURITIES TO BE REGISTERED PURSUANT TO 12(B) OF THE ACT:              NONE
-------------------------------------------------------------------------------



Securities to be registered pursuant to 12(g) of the Act:
                                                         ----------------------

                          COMMON STOCK $.001 PAR VALUE
                                (Title of Class)



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                                TABLE OF CONTENTS


                                                                               Page No.
                                                                               --------
PART 1
Description of Business.....................................................       1
Management's Discussion and Analysis........................................       7
Description of Property.....................................................      11
Security Ownership of Certain Beneficial Owners and Management..............      11
Directors, Executive Officers, Promoters and Control Persons................      12
Executive Compensation......................................................      14
Certain Relationships and Related Transactions..............................      15
Description of Securities...................................................      16

PART II
Market Price of and Dividends on the Registrant's Common Equity and
Other Shareholder Matters...................................................      17
Legal Proceedings ..........................................................      17
Changes in and Disagreements with Accountants...............................      17
Recent Sales of Unregistered Securities.....................................      17
Indemnification of Directors and Officers...................................      18

PART III
Index to Exhibits...........................................................      20

PART FS
Financial Statements F-1....................................................      F-1




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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

GENERAL

         Health & Nutrition Systems International, Inc. (the "Company," "HNS," "we" or "us") markets and sells vitamin, herbal and herbal-mineral formulations to pharmacies, health food store and mass market retailers.

         We were organized as a Florida corporation on October 25, 1993. Our fiscal year end is December 31. Our corporate offices are located at 3750 Investment Lane Building #5, West Palm Beach, Fl. 33404. Our phone number is
(561) 863-8446.

         During the course of the last three years of our business operations, our growth strategy was to establish a nationwide network of distributors. From 1997 to December 1998, we used an outside marketing company to help us establish this distributor network. We sold our products directly to the marketing company, which, in turn, would advertise and sell to distributors directly.

         In December 1998 we determined that we could improve our profit margins and provide better retail support by eliminating the marketing company and sell directly to retail health food and independent retail pharmacy accounts. In January 1999 we established an in-house telemarketing operation that, since May 1999, has opened a weekly average of 30-40 new accounts. Since January 1999, we have increased our independent retail account to over 2,000 accounts at March 31, 2000.

         In addition, we have pursued opportunities with chain drugstores and health food stores such as GNC, NBTY and El Amal. We also have begun participating in industry and trade shows to promote and expose our brand of products.

         We have not spent money on research and development activities during this time. We have contracted with two manufacturing companies that supply us with our formulations. These formulations are not proprietary, but research and development personnel at these manufacturing companies work with our personnel in developing formulations which meet with our particular specifications. We provide our key accounts with sample formulations and based on this collective input determine whether we wish to market a product.




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

MANUFACTURING

         We contract our manufacturing out to herbal supplement manufacturers. The manufacturers' research and development personnel, using our specifications, develop our formulations. Approximately 95% of our manufacturing needs are met by Garden State Nutritional, a division of Vitaquest International Inc. Garden State owns a 200,000 square foot manufacturing facility in West Caldwell, New Jersey. Our secondary source of manufacturing is Florida Supplement Corporation, which houses a 10,000 square foot manufacturing facility located in Hollywood, Florida. We use Florida Supplement as a backup supplier of product on a per-order basis in the event we experience a shortfall from Garden State. We do not have term contracts with these suppliers. The loss of these suppliers would have a material adverse effect on us.

FACTORING

         We initially entered into a factoring agreement with Nationsbanc Business Finance Corporation in November 1998. This agreement provided that Nationsbanc purchases our receivables from time to time at a certain discount. The term of this agreement was open ended. The factoring agreement has recently been updated. We recently contracted with NationsBank (now Bank of America) for one year beginning April 1, 2000 to be our exclusive factor at discount a rate of 3%. HNS maintains a reserve account with the factor of 15% of the outstanding receivables held by the factor. The reserve account may be charged additional fees from 1% to 3% on invoices paid beyond the agreed to terms. We agreed to factor a minimum of $185,000 per month for 12 months. If we fall below for any month, we can make up the difference in the following month. However, our account will be charged 3% of 185,000 or $5,550 per month whether we factor or not.

         This arrangement will assist us since we do not have to carry the large dollar invoices to term. By selling our invoices, we get paid 85% of the invoice as soon as we ship. We only factor large accounts and not telemarketing accounts.

GENERAL NUTRITION CORPORATION, INC. (GNC)

         We have served as vendor for the dietary supplements retailer, GNC, since the fourth quarter of 1998. We have no formal written contract with GNC. GNC is a leading specialty retailer of nutritional supplements and other health products, with more than 4,000 company-owned and franchised locations worldwide. Selected HNS products are included in GNC's Plan-o-gram marketing program, a pre-planned in-store display format. Other of our products are presently warehoused by GNC and are available to their corporate and franchise stores. In 1999, we derived $751,945 (or 40%) of revenues from our GNC account.

         The Plan-o-gram program guarantees distribution of our products in all 4,000 GNC stores. This program gives our products shelf positions in identical locations in all GNC stores. Products part of the Plan-o-gram program include the following:



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         ThinTab (90 count bottle)
         Carbcutter (60 count bottle)

         Warehoused items give our products less exposure as they are stored by the vendors without any prominent shelf locations or guaranteed exposure. Our warehoused items include the following:

         ThinTab (30 count bottle)
         ThinTab (90 count bottle)
         Thin Tab Mahuang Free (60 count bottle) Carbcutter (60 count bottle) ThinTab (3 count pouch)

PHARMACIAS EL AMAL

         Since the third quarter of 1999, El Amal, A 50-store pharmacy chain in Puerto Rico, has sold our product, Thin Tab, under an agreement which provided for an initial TV and print campaign paid for by us, but deducted from El Amal's invoices to us through November 1999 (end of campaign) which totaled approximately $46,000. This is not a written agreement. Pharmacias El Amal is the largest pharmacy chain in Puerto Rico. In 1999, we derived $234,696 (or 12%) of revenues from our Pharmacias El Amal account.

INDEPENDENT RETAIL LOCATIONS

         Our in-house staff of eight telemarketers has opened 2,000 new independent retail accounts since we began in-house telemarketing in January 1999. We estimate, based on American Business Information (Info USA), that over 100,000 potential retail outlets, including pharmacies, health food stores and convenience stores exist in the U.S. We are also participating in trade shows that retail health and pharmacy stores attend. At these shows, we have sold our products to the stores as well as established contacts to call after the show so we can follow up with more information on our products. In 1999, we derived $327,870 (or 17%) of revenues from independent health and pharmacy accounts. We cannot be confident that we will be able to expand our number of independent retail accounts in the near future.

         Inasmuch as GNC and El Amal accounted for approximately 52% of our total sales for 1999, the loss of either or both of these accounts would have a material negative effect on us. We do not have written contracts other than simple purchase orders with each of these customers.

INDEPENDENT DISTRIBUTORS

         Currently, we have ten active distributors for our products. These distributors service several accounts which they have set up with our products. We are no longer focusing on developing relationships with distributors, although we will continue to work with existing distributors. In 1999, we derived





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$291,402 (or 16%) of revenues from these distributors. We expect revenues from independent distributors will continue to decline as a percentage of total revenues in coming periods.

PRODUCTS

         We distribute the following products: Thin Tab(R), Thin Tab Mahuang Free, Ultra Zoom 2000 (TM), Carbcutter(TM), On The Move(TM), Thin Tab Fat Binding System and Thin Bar(TM). Most of our products are trademarked. Thin Tab Ripped Max, Super Carbcutter and Thin Shake are new products under development.

THIN TAB

         Thin Tab is an herbal supplement tablet formulated as an energy enhancer to increase stamina, endurance and mental acuity. We market Thin Tab as being effective in producing positive benefits without the negative side effects of caffeine. We also believe ThinTab to be effective in weight management, as it contains ingredients believed to suppress hunger, metabolize fat and optimize weight control programs.

         THIN TAB MAHUNG FREE is designed to offer the benefits of Thin Tab in an ephedra -free formula, which some users believe to cause caffeine-like symptoms such as shakiness or the jitters. We believe the Thin Tab Mahuang Free formula combines herbs that eliminate this negative side effect.

         ULTRA ZOOM 2000(TM) is made of active Ginsenosides and Vitamin B-12, and designed to deliver instant energy.

         CARBCUTTER is a carbohydrate inhibitor that is designed to encourage weight control by inhibiting carbohydrate absorption.

         ON THE MOVE is marketed as a sustained energy, endurance and immune system booster.

         THIN TAB FAT BINDING SYSTEM is designed to promote weight loss and healthy cholesterol levels through a reduction in fat absorption.

         THIN BAR is a high protein and high energy meal replacement bar in a peanut butter/chocolate flavor.

         The following products are under development:

         THIN SHAKE is a meal replacement powder, to be available in chocolate and vanilla flavors. This shake features high-end phytonutrients, vitamins, minerals and lipotropics.

         THIN TAB RIPPED MAX is designed to be a maximum strength thermogenic for energy enhancement and appetite suppression.





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         SUPER CARBCUTTER is believed to be a maximum carbohydrate inhibitor.
Also, it is designed to provide for maximum energy support.

COMPETITION

         The dietary supplement industry is highly competitive. Some of our competitors have greater resources and name recognition. These competitors include: Atkins Nutritional, Twinlabs, Metabolife International, Inc. and Rexall Sundown, Inc.

         We believe that our competitive advantage over these larger competitors lies with our focus on a limited number of products as well as our ability to receive rapid feedback about new and existing products from members of our independent retail health and pharmacy retailers. These retailers represent a broad cross-section of the population able to give valuable data for us to interpret and move quickly without a large marketing expense.

         Another advantage is our niche focus on diet energy products. We do not carry multiple product lines. This focus allows us to concentrate our marketing efforts on a few items, allowing us to spend more dollars per item than some of our larger competitors who sell a greater variety of items. This niche approach allows us to foster a brand awareness of our specialization in diet energy products.

         Our manufactures sell us particular formulations of product, which, despite their uniqueness, might be seen as similar to other products made by the same manufacturers. We strive to differentiate our products chiefly through our marketing as well as through our mixture of ingredients and their measurement.

         Significant barriers to entry exist within our industry, chief among them is the difficulty in establishing any new product. This involves a major capital commitment to advertise, participate in trade shows and build inventory, which is why we have focused on a limited number of products . Test marketing also requires a significant commitment of time and capital. Research and development is not a necessary expense, but it would be advantageous to develop a patented proprietary product. Many competitors sell a broad range of health and nutrition products. Our competitors sell to the same retail outlets as we do. In addition, our suppliers will sell similar products to other marketers, although they may not represent the same formulations. We as well as other marketers make the effort to differentiate our particular products and formulas as well as providing distinctive packaging.

CERTIFICATES OF ANALYSIS

         All of our herbal supplement products have certificates of analysis supplied by each manufacturer, who generally supply each of their customers with this documentation. These documents provide clinical test results of product quality and ingredient accuracies. Most major retailers want to see these certificates





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and, frequently, smaller retailers wish to see them as well. It has been our experience that consumers rarely, if ever, want to see this documentation.

GOVERNMENT REGULATION

         Generally, the regulations of the Federal Drug Administration and state imposed labeling standards require full disclosure of our products' ingredients, which we abide by. As required by the Dietary Supplements, Health and Education Act, we cannot make on our labels or advertising materials either precise health claims that cannot be substantiated or hint that the product is intended to cure a disease. We comply with this requirement. Additionally, our manufacturers abide by industry standards for manufacturing and quality control. Each manufacturer is subject to regulatory oversight of the United States Department of Health and Human Services, the Department of Public Health Services and the Food and Drug Administration.

         The FDA oversees safety, manufacturing and product information such as claims in a product's labeling, package inserts and accompanying literature. The Federal Trade Commission regulates the advertising of dietary supplements. The manufacturers review our labeling and will not supply us with the product unless our labeling satisfies their requirements.

INSURANCE

         We are insured for product liability claims up to an aggregate of $5,000,000. In addition, each of our herbal supplement vendors has supplied us with industry-standard proof of insurance.

EMPLOYEES

         We currently have 30 full time employees, five of which are managerial, ten are engaged in sales, five administrative personnel and ten are assembly personnel which is essentially a packaging function. We believe our relationship with our employees is good.

         Our production/assembly personnel package products received from our manufacturers. Generally, they place the products in plastic or "clamshell," packaging to protect the product and afford theft protection to the retailer. We custom assemble and package our products to each customer's order. Our production/assembly personnel also fill out shipping documents, UPS forms, FedEx forms and C.O.D's. We ship approximately 50-100 packages per day. Large orders are shipped on pallets.

AVAILABILITY OF ADDITIONAL INFORMATION

         This registration statement can be read and copied at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, NW, Washington D. C. 20549. Information about the Corporation of the Public Reference Room may be obtained by calling





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1-800-SEC-0330. The Registration Statement is also available to the public from commercial document retrieval services or via EDGAR on the commission's Web site at www.sec.gov.

         Prior to the effective date of the registration statement, we were not subject to the reporting requirements of the Securities Exchange Act of 1934 ("Exchange Act") and did not file quarterly and annual reports with the Commission. These reports can be accessed via EDGAR at the Commission's Web site, www.sec.gov. In addition, we expect to furnish our shareholders with annual reports containing audited financial statements and may distribute quarterly reports containing unaudited summary financial information.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS

TWELVE MONTHS ENDED DECEMBER 31, 1999 COMPARED TO TWELVE MONTHS ENDED DECEMBER 31, 1998.

         NET SALES: Net sales for the twelve months ended December 31, 1999 were $1,867,800, an increase of $945,392 or 102%, as compared to net sales of $922,408 for the twelve months ended December 31, 1998. The increase was due to restructuring sales and marketing programs from outside marketing and broker services to in-house sales. Our in-house telemarketing program has generated $327,870 in sales in the independent health food store and independent pharmacy market. We have established and maintained sales in health food chain accounts of $820,845 and pharmacy chain accounts of $234,696. Independent distributors have purchased $414,402 of products.

         COST OF SALES: Cost of sales for the twelve months ending December 31, 1999 was $729,994 or (39% of net sales, as compared to $462,008 or 51% of net sales for the twelve months ending December 31, 1998. The decrease is primarily attributable to our decision to sell directly to stores without the use of outside marketing companies. By eliminating the outside marketer, we eliminate that cost of sales, thereby improving our margins without increasing prices paid by our customers.

         GROSS PROFIT: Gross profit for the twelve months ended December 31, 1999 was $1,137,806 an increase of $677,406 or 147%, as compared to gross profit of $460,400 for the twelve months ending December 31, 1998. Of this increase, $43,710 or 6% of the increase was attributable to higher margins resulting from elimination of use of outside marketing companies. $633,696 or 94% was attributable to increased sales. As a percent of net sales, gross profit was 61% for the twelve months ending December 31, 1999, as compared to 50% for the twelve months ending December 31, 1998. Each increase is primarily attributable to increased sales and increased profit.

         OPERATING EXPENSES: Operating expenses were $1,112,938 for the twelve months ending December 31, 1999, representing an increase of $416,098 as compared to $696,840 for the twelve months ending December 31, 1998. As a percent of net sales, operating expenses were 59% for the twelve months ending December 31, 1999 as compared to 76% for the twelve months ending December 31, 1998. Each difference is primarily attributable to increased sales to new channels of distribution.





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         NET PROFIT FROM OPERATIONS: Net profit from operations $27,579 or $.004 per share for the twelve months ending December 31, 1999 as compared to a net loss of $(254,394) or $(0.04) per share for the twelve months ending December
31, 1998. The increase in income from operations is primarily attributable to increased sales, increased profit margins and decreased operating expenses.

CARRY FORWARD LOSS

         We have net operating loss carry forwards of approximately $339,774 for tax purposes to affect future taxable income. The net operating loss carry forwards expire between 2008 and 2018.

THREE MONTHS ENDED MARCH 31, 2000 COMPARED TO THREE MONTHS ENDED MARCH 31, 1999.

         NET SALES: Net sales for the three months ended March 31, 2000 were $1,367,460, an increase of $1,079,636 or 375%, as compared to net sales of $287,824 for the three months ended March 31, 1999. The increase was due to growth in our in-house telemarketing accounts, from nil in first quarter 1999, to over 2,500 in first quarter 2000, along with new orders for our new product, "Carb Cutter," from chain store accounts such as CVS, Eckerd Drugs and GNC. Our in-house telemarketing program has generated $423,912 or 31% of sales in the independent health food store and independent pharmacy market. We had $546,984 or 40% of sales in health food chain accounts and $205,119 or 15% of sales in pharmacy chain accounts. Distributors accounted for $82,047 or 6% of sales.

         COST OF SALES: Cost of sales for the three months ending March 31, 2000 was $402,036 or 29% of net sales as compared to $125,882 or 44% of net sales for the three months ending March 31, 1999. The decrease is primarily attributable to the increased sales of Carb Cutter, which has a higher gross profit than our other products. We expect the higher margins on Carb Cutter to remain until other competitor products enter the market. At that point, the margins will start to reduce.

         GROSS PROFIT: Gross profit for the three months ending March 31, 2000 was $965,424, an increase of $803,482 or 496%, as compared to gross profit of $161,942 for the three months ending March 31, 1999. As a percent of net sales, gross profit was 71% for the three months ending March 31, 2000, as compared to 56% for the three months ending March 31, 1999. Each increase is primarily attributable to increased sales and higher profit margins on our new Carb Cutter product.

         OPERATING EXPENSES: Operating expensed were $628,633 for the three months ending March 31, 2000, representing an increase of $479,531 as compared to $149,102 for the three months ending March 31, 1999. As a percent of net sales, operating expenses were 45.9% for the three months ending March 31, 2000, as compared to 51.8% for the three months ending March 31, 1999. Each difference is primarily attributable to increased sales to new channels of distribution, expenses associated with upgrading hardware and software and increasing personnel to accommodate growth. In March 31, 1999, we had approximately 7 employees. In March 31, 2000, we had 30 employees.



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         NET PROFIT FROM OPERATIONS: Net profit from operations was $246,930 or
$.036 per share for the three months ending March 31, 2000, as compared to $13,190 or $.002 per share for the three months ending March 31, 2000. The increase in income from operations is primarily due to increased sales, increased profit margins and decreased operations expenses as a percentage of net sales.

LIQUIDITY & CAPITAL RESOURCES

         At December 31, 1999, the Company had a working capital surplus of $311,246. Net cash used in operating activities for the year ended December 31, 1999 was $121,578 and resulted primarily from the net income for the year and payment of trade accounts and accrued expenses. Net cash used in investing activities was $59,102 for the year ended December 31, 1999. Net cash provided by financing activities for the year ended December 31, 1999 was $298,121 which resulted from an equity financing under which we issued 1,363,488 shares of our common stock, 341,872 of our $.50 warrants and 341,872 of our $2.00 warrants.

         At March 31, 2000, the Company had a working capital surplus of $487,566. Net cash provided by operating activities for the quarter ended March 31, 2000 was $30,391 and resulted primarily from the net income for the quarter and payment of trade accounts and accrued expenses. Net cash used in investing activities was $49,340 for the quarter ended March 31, 2000. Net cash provided by financing activities for the quarter ended March 31, 2000 was $20,864 which resulted from shareholders exercising 8,000 warrants at $.50 cents each and capital lease financing.

         We factor certain of our account receivables with NationsBank. NationsBank purchases receivables for 97% of the face amount of certain invoices, and we maintain a reserve account of 15% of the outstanding receivables held by the factor. The reserve account may be charged additional fees from 1% to 3% on invoices paid beyond the agreed terms. NationsBank has extended credit up to $1,000,000 for factoring GNC up from $500,000.


         Health & Nutrition Systems has seen significant increases in accounts receivable and inventories as our sales have grown. These increases have been offset partially by increases in accounts payable. During calendar year 1999, the Company financed its operations and expansions by issuing equity consisting of units of its common stock and warrants. We believe that sales will continue to increase in the future, both for the remainder of our 2000 fiscal year and for the intermediate long term after the fiscal year, given the market response we are currently receiving for our products and relationships that we have developed. We have been experiencing positive cash flow since the outset of the 1999 fiscal year, and our ability to factor accounts receivable continues to be a source of cash flow. At March 31, 2000, Health and Nutrition Systems had cash in bank and current accounts receivable sufficient for its expected cash requirements for at least the next twelve months based on current product line and our marketing program.


         In the long term, factoring large pharmacy chain accounts and large health food accounts will continue to play an important role in providing capital and liquidity for our future needs. By negotiating




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higher limits on credit and maintaining good rates with Bank of America, we should be able to fund sufficient levels of operations and growth for fiscal years 2001 and 2002.

         Management believes that we could well need to raise additional capital to expand significantly our inventory levels, product lines and sales in the future. We intend to fund our expansion through a variety of means, including factoring major accounts, which arrangement will provide us revenue of 85% of the invoice at time of shipment instead of carrying that account receivable for approximately 30-90 days. In addition, we have negotiated larger credit limits with our suppliers. For example, formerly our credit limit with Garden State Nutritional, our primary source of product, was $80,000. Currently, we have over $400,000 in credit with Garden State Nutritional, which is expected to increase as our orders expand.

         To the extent internal cash flow, credit lines and factoring arrangements are not sufficient, we will consider private financing under Rule 506 and either institutional funding program if available and feasible. Additional capital would be directed to expand current inventory, establishing a greater profile for the Company, participation in additional trade shows and perhaps develop as many as two or three new products in diet and energy categories as well as to explore e-commerce possibilities.

         At May 31, 2000, HNS had 341,872 outstanding warrants, which if all are exercised, would provide an additional $683,744 in proceeds to HNS. Through May 31, 2000, warrants to purchase 50,727 shares, representing $25,363 of proceeds have been exercised. The primary factors that would encourage warrant holders to exercise their warrants is if the common stock of HNS becomes publicly traded and whether the price at which the common stock trades exceeds the exercise price of the warrants.

         If we are unable to factor large accounts and if we are unable to raise secondary sources of capital for expansion, then we would not be in a position to grow as fast as we would like. Lack of accounts receivable funding would have a strong adverse effect on our current business. Lack of secondary sources of capital for expansion would likely have an adverse effect on our future growth.






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DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

         Information contained or incorporated by reference in this registration statement on Form 10-SB and contains "forward-looking statements" which can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," or comparable terminology, or by discussions of strategy. These forward-looking statements involve certain significant risks and uncertainties, and actual results may differ materially from the forward-looking statements. No assurance can be given that future results covered by the forward-looking statements will be achieved, and other factors could also cause actual results to vary materially from the future results covered in such forward- looking statements. The Company does not undertake to publicly update or revise any of its forward looking statements even if experience or future change show that the indicated results or events will not be realized.

ITEM 3. DESCRIPTION OF PROPERTY

         Our corporate offices and finished product warehouse is located in a 6,000 square foot facility at 3750 Investment Lane, Building 5, West Palm Beach, Florida, 33404. This lease expires on December 31, 2002 and provides for lease payments of approximately $2,010.00 per month. We also have storage facilities at Building 1A which consists of 4,000 square feet with lease payments of $1,767 and expiring December 31, 2000. All packaging and shipping is performed from this location.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         This chart shows: (i) the name and number of shares of each officer or director; (ii) the name and number of shares held by each person known to be the beneficial owner of more than 5% of our common stock; and (iii) the holdings of all officers and directors as a group. The address for each person is 3750 Investment Lane Suite 5, West Palm Beach, Florida 33404 unless we indicate otherwise. As of May 31, 2000 there were approximately 6,915,621 shares of common stock issued and outstanding.


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


                                                     Amount of Beneficial
Name of Beneficial Owner                             Ownership of Stock                 Percentage of Class
------------------------                             --------------------               -------------------
Tony Musso                                                 1,138,657                           16.5%
Steven Pomerantz                                             973,657                           14.1%
Christopher Tisi                                             914,575                           13.2%
Tony D'Amato                                                 799,104                           11.6%
J. C. Herbert Bryant III                                     500,268                            7.2%
Anthony & Renute Dell'aquilla                                510,000                            7.3%
Napoleon & Tania Paz                                         520,000                            7.4%
All executive officers & directors as a group
  (3 People)                                               3,026,889                           43.8%


         The holdings of Anthony and Renute Dell'aquilla include warrants to purchase 100,000 shares of common stock at a purchase price of $2.00 per share, exercisable until April 5, 2001. Napoleon and Tania Pas hold identical warrants to purchase 100,000 shares.

         Tony D'Amato's address is 1526 Michigan Avenue, #1, Miami Beach, Florida. J.C. Herbert Bryant III's address is 517 27 Street, West Palm Beach, Florida 33407. The Dell'aquilla's address is 15377 Whispering Willow Drive, Willington, Florida 33414. The Paz' address is 51 Seabreeze Avenue, Delray Beach, Florida 33483.

         A former consultant and its assigns received options to purchase 700,000 shares in contemplation of services. HNS cancelled 650,000 of the shares subsequently issued based on its position that the services contracted for were not rendered nor adequate consideration received for the exercise of the option.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The following table sets forth the names, positions with the company and ages of the executive officers and directors of the company. Directors will be elected at the Company's annual meeting of shareholders and serve for one year or until their successors are elected and qualify. The Board elects officers and their terms of office are, except to the extent governed by employment contract, at the discretion of the Board.


Name                           Age                Position
----                           ---                --------
Steven Pomerantz                44                President, Chief Executive Officer,
                                                  Treasurer, Director
Christopher Tisi                30                Chief Operating Officer, Secretary, Director
Tony Musso                      50                Chairman of the Board of Directors

         Each director holds office until the next annual meeting of shareholders and until his successor is elected and qualified. Each officer holds office until the first meeting of directors following the annual meeting of shareholders and until his successor is elected and qualified, subject to earlier removal by our board of directors.

STEVEN POMERANTZ

         Steven Pomerantz has served as President and Chief Executive Officer since March 1998. From 1995 to March 1998, Mr. Pomerantz served as Vice President of Finance and Chief Operating Officer. Prior to joining HNS, Mr. Pomerantz served as President of CSP International, Inc., a manufacturer of pepper gas, which he co-founded with Mr. Musso in 1985 and sold in December 1994. From 1982 to 1984 Mr. Pomerantz was an account executive with NCR Corporation. In 1980, Mr. Pomerantz received his MBA from Emory University in Atlanta, Georgia.

CHRISTOPHER TISI

         Christopher Tisi has served as Chief Operating Officer since December, 1999. Mr. Tisi has also served as Vice President of Sales and Marketing from March 1998 to December 1999. From 1994 to March 1998, Mr. Tisi served as Vice President of Training. From 1991 to December 1994, Mr. Tisi served as a Marketing Director at Quorum International, a multi-level marketing company in Phoenix, Arizona.

TONY MUSSO

         Tony Musso serves as Chairman of the board of directors, a position he has held since March 1998. From 1993 to March 1998, Mr. Musso served as President and Chief Executive Officer. Mr. Musso has served as Chairman of the Board of Nutrition Superstore.com since November 1997. In 1985 Mr. Musso co-founded CSP Int., Inc. with Mr. Pomerantz and sold the Pepper Spray Manufacturing Company in December 1994. In 1989 Mr. Musso founded International Marketing Strategies and served as Executive Director until December 1997. The company distributed Health & Beauty products for NYSE (NUS) Nu-Skin International. From 1977 to 1985 Mr. Musso served as V.P. of Sales of S.G.M., a Halon Fire Extinguisher company. From 1972 to 1976, Mr. Musso served as an internal auditor for Thomas Jefferson University in Philadelphia, P.A. In 1974, he received his Law Degree from Delaware Law School and in 1971, he received his Bachelors of Science from the University of Scranton.

ITEM 6. EXECUTIVE COMPENSATION

CASH COMPENSATION

         The following table summarizes all compensation recorded by Health & Nutritional System in the last three fiscal years for the Company's executive officers serving as such.


Name                  Year             Salary            Bonus             Position
----                  ----             ------            -----             --------
Steve Pomerantz       1999             $ 13,356          $1,022            President
                      1998             $ 41,731          $    0            President
                      1997             $140,673          $    0            Vice President

Tony Musso            1999             $  1,100          $    0            Director
                      1998             $ 10,577          $    0            Vice President
                      1997             $ 52,778          $    0            President


OPTION GRANTS IN YEAR ENDED DECEMBER 31, 1999

         No options were granted to any executive officers in 1999.

STOCK OPTION PLAN

         In May 1998 the Company adopted a stock option plan. Currently, no options are outstanding. The purpose of the stock option plan was to increase the employees and non-employee directors' proprietary interest in HNS and to align more closely their interests with the interests of the shareholders of HNS, as well as to enable HNS to attract and retain the services of experienced and highly qualified employees and non-employees directors.

         Options granted under this plan may either be options qualifying as incentive stock options under Section 422 of the Internal revenue Code of 1986, as amended, or options that do not so qualify. Any incentive option must provide for an exercise price of not less than 100% of the fair market value of the underlying shares on the date of such grant, but the exercise price of any incentive option granted to an eligible employee owning more than 10% of the our common stock must be at least 110% of such fair market value as determined on the date of the grant.

         The term of each option and the manner in which it may be exercised is determined by the board of directors, provided that no option may be exercisable more that 10 years after the date of its grant and, in the case of an incentive option granted to an eligible employee owning more that 10% of the our common stock, no more than five years after the date of the grant. The exercise price of non-qualified options shall be determined by the board of directors.

         We reserved an aggregate of 2,500,000 shares of common stock for issuance of options under the stock option plan. As of May 31, 2000, options to purchase an aggregate of 335,000 have been granted, all of which have been exercised by two former directors, J.C. Herbert Bryant, III and John Tomaselli. Therefore, options to purchase 2,165,000 remain. The board of directors or a committee of the board of directors will administer the plan including, without limitation, the selection of the persons who will be granted plan options under the plan, the type of plan options to be granted, the number of shares subject to each plan options and the plan option price.

         The per share exercise price of shares granted under the plan may be adjusted in the event of certain changes in the total purchase price payable upon the exercise in full of options granted under the plan. Officers, directors and key employees of and consultants to HNS will be eligible to receive non-qualified options under the plan.

         Only officers, directors and employees of HNS who are employed by HNS or by any subsidiary thereof are eligible to receive incentive options.

EMPLOYMENT AGREEMENTS

STEVEN POMERANTZ

         Effective January 1, 2000, we entered into a two year employment agreement with Steven A. Pomerantz, Chief Executive Officer, President and Treasurer. The agreement provides for an annual base salary of $100,000 and is terminable for cause. The agreement also provides for quarterly bonuses of up to $10,000, based upon our attainment of quarterly sales revenue benchmarks of $600,000. Mr. Pomerantz has, in the past, voluntarily accrued certain portions of his salary owed him by us. To date, all such amounts have been repaid.

CHRISTOPHER TISI

         Effective January 1, 2000, Health & Nutrition Systems International, Inc. entered into a two year employment agreement with Christopher Tisi, our Vice President of Sales & Marketing and Secretary. The agreement provides for an annual base salary of $100,000 and is terminable for cause. The agreement also provides for quarterly bonuses of up to $10,000, based upon our attainment of quarterly sales revenue benchmarks of $600,000.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Health & Nutritional Systems International, Inc. has, in the past, engaged in related party transactions with J.C. Herbert Bryant III, who, served as Vice President and Secretary between March

18, 1998 and September 13, 1999. The entity controlled by Mr. Bryant, KMS-Thin Tab 100, Inc., purchased products from us for resale to its customers on terms no more favorable than those given to unaffiliated third parties in arms'-length transactions. For the year ended December 31, 1999, KMS-Thin Tab 100, Inc. made aggregate purchases of herbal supplements of $136,944 from us. For 1998, purchases totaled $62,766.

         Steven Pomerantz and Tony Musso and affiliated companies advanced to HNS a total of $104,109 during 1998. These advances did not bear interest and no other consideration was received. As of this date, these advances have been repaid.

ITEM 8. DESCRIPTION OF SECURITIES

COMMON STOCK

         The Company is authorized to issue 30,000,000 shares of common stock, par value $.001 per share of which approximately 6,915,621 shares were issued and outstanding as of May 31, 2000. Holders of the shares are entitled to one vote per share on each matter submitted to a vote at a meeting of shareholders. The common stock do not have cumulative voting rights or preemptive rights and there are no redemption or conversion privileges attached thereto. Holders of common stock are entitled to receive ratably such dividends as may be declared by the company and to participate ratably in the distribution of any assets legally available for distribution with respect to the common stock. The Company does not expect to pay dividends for the foreseeable future.

FLORIDA ANTI-TAKEOVER STATUTES; INDEMNIFICATION

         Florida has enacted legislation that may deter or frustrate a take-over of a Florida Corporation. The Florida Control Share Act generally provides that shares acquired in excess of certain specified thresholds will not possess any voting rights unless such voting rights are approved by a majority of the corporation's disinterested shareholders. The Florida Affiliated Transactions Act generally requires super majority approval by disinterested directors or shareholders of certain specified transactions between a corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates). The Florida law permits the Company's Articles of Incorporation to require the Company to indemnify the Company's directors, officers, employees and agents.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

         As of May 31, 2000, there were 109 shareholders of record of our common stock. Our common stock is not included for trading on any exchange or quotation system. There are approximately 6,915,621 shares of common stock issued and outstanding.

         The Transfer Agent for our common stock is Florida Atlantic Stock Transfer, Inc. 7130 Nob Hill Road, Tamarac, FL 33321.

         In January 1997, the shareholders approved an amendment to the articles of incorporation to increase the number of shares of common stock, par value $0.001 per share. We increased our authorized common stock from 7,500,000 to 30,000,000.

         In January 1997, our board of directors authorized a forward stock split of 1.771144278607 shares for each share then outstanding, not including the shares underlying warrants and other shares of common stock which were issued in connection with an offering of shares in 1995, which were canceled. The per share information included in the accompanying financial statements and related notes are restated to reflect this stock split.

DIVIDED POLICY

         We have never paid cash dividends on our common stock. We presently intend to retain future earnings, if any, to finance the expansion of our business and we do not anticipate that any cash dividends will be paid in the foreseeable future. The future dividends policy will depend on our earnings, capital requirements, expansion plans, financial condition and other relevant factors.

ITEM 2. LEGAL PROCEEDINGS

         We are not a party to any material legal proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         Not Applicable

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

         In October 1995, we sold in a private placement 59,000 shares for a purchase price of $0.50 per unit, which were ultimately converted into an aggregate of 59,000 shares of our common stock to 10 persons who were either accredited or otherwise sophisticated investors with whom we had pre-existing relationships and access to relevant information concerning us in an offering exempt from registration under the Securities Act in reliance on Sections 3(b) and Rule 504 of Regulation D of the Securities Act. We received gross proceeds of $29,500 in this transaction. We did not utilize the services of an underwriter and we paid no commissions or other compensation for sales made in this private placement.

         In January 1997, we consummated the private sale of an aggregate of 265,000 shares of common stock at a purchase price of $.50 per share to 24 persons who were either accredited or otherwise sophisticated investors. The securities were exempt from registration under The Securities Act pursuant to Rule 504 of Regulation D thereunder.

         In May 1998, we completed a private placement to 6 individuals of an aggregate of 57,550 units, each unit consisting of one share of common stock and one warrant to purchase one share of common stock at a purchase price of $2.00 per share, expiring May 19, 2000 (the "1998 Offering"). Inasmuch as these individuals were either accredited or otherwise sophisticated individuals with whom we had preexisting relationships and had access to relevant information about us, the issuance of these securities was exempt form the registration requirements of the Securities Act pursuant to the exemption set forth in Sections 3(b) and Rule 504 of Regulation D of the Securities Act. We received gross proceeds of $37,325 and we paid no commissions or other compensation for sales made in this private placement.

         In March 1999, we consummated the sale to 51 individuals, in a private placement of units, each consisting of (i) four shares of common stock, (ii) one warrant to purchase one share of common stock at a purchase price of $.50 per share ("$.50 Warrants") and (iii) one warrant to purchase one share of common stock at a purchase price of $2.00 per share. Each of the $.50 Warrants and the $2.00 Warrants expire in one year from their issuance. We issued an aggregate of 1,363,488 shares of common stock, 341,872 $.50 Warrants and 341,872 $2.00
Warrants, receiving gross proceeds of $374,898. Inasmuch as these investors were accredited or otherwise sophisticated investors or had a preexisting relationship with us and access to relevant information concerning us, the issuance of these securities was exempt, from the registration requirements of the Securities Act pursuant to the exemption set forth in Sections 3(b) and Rule 504 of Regulation D of the Securities Act.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Florida Business Corporation Act permits the indemnification of directors, employees, officers and agents of Florida corporations. The Company's Articles of Incorporation and Bylaws provided that the Company shall indemnify its directors and officers to the fullest extent permitted by the Corporation Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                    PART F/S

         The following audited financial statements for Health & Nutrition Systems International, Inc., including the audited balance sheet at December 31, 1998 and 1997 and the related audited statements of operations, changes in stockholder's equity and cash flows for each of the years ended December 31 1998 and 1997 have been audited by Butner & Kahle CPA's, PA, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                                    PART III


Exhibits                 Description of Exhibits
--------                 ------------------------

  3.1(a) Articles of Incorporation of Health & Nutrition Systems International, Inc.*
  3.1(b) Amended Articles of Incorporation of Health & Nutrition Systems International, Inc.*
  3.1(c) Amended Articles of Incorporation of Health & Nutrition Systems International, Inc.*
  3.2       By-Laws of Health & Nutrition Systems International, Inc.*
  10.1 Employment Agreement between Health & Nutrition Systems International, Inc. and Steven Pomerantz*
  10.2 Employment Agreement between Health & Nutrition Systems International, Inc. and Christopher Tisi*
  10.3      Agreement with NationsBank Business Finance Corporation*
  27.1      Financial Data Schedule 1998
  27.2      Financial Data Schedule 1999
  27.3      Financial Data Schedule 1st Quarter 2000

-------------------------

* Previously filed.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         HEALTH & NUTRITION SYSTEMS
                                            INTERNATIONAL, INC.


Date: June 28, 2000                      By: /s/ Steven Pomerantz
                                             ----------------------------------
                                                 Steven Pomerantz, President
                                                 and Treasurer

                          INDEX TO FINANCIAL STATEMENTS


Independent Auditors Report                                              F-2

Balance Sheets                                                           F-3

Statements of Operations                                                 F-4

Statement of Stockholders' Equity                                        F-5

Statements of Cash Flows                                                 F-6

Notes to Financial Statements                                            F-7

                           INDEPENDENT AUDITORS REPORT




The Board of Directors and Stockholders
Health & Nutrition Systems International, Inc.
West Palm Beach, Florida


We have audited the accompanying balance sheets of Health & Nutrition Systems International, Inc. as of December 31, 1999 and 1998, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Health & Nutrition Systems International, Inc. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.





Butner & Kahle CPAs PA
West Palm Beach, Florida
May 1, 2000

                 HEALTH & NUTRITION SYSTEMS INTERNATIONAL, INC.
                                 BALANCE SHEETS
                           December 31, 1999 and 1998


                                                                        1999              1998
                                                                     ---------         ---------
                            ASSETS
CURRENT ASSETS
Cash and equivalents                                                 $ 154,246         $  36,805
Accounts receivable (net of reserve of $61,336 at                                           1999
and $13,200 at 1998)                                                   235,173            31,287

Inventory                                                              120,326           112,859

Prepaid expenses and other current assets                               66,239             2,066
                                                                     ---------         ---------
Total current assets                                                   575,984           183,017
                                                                     ---------         ---------
FIXED ASSETS
Furniture, fixtures and equipment (net of depreciation
of $65,981 at 1999 and $53,180 at 1998)                                 49,402            16,611
                                                                     ---------         ---------
OTHER ASSETS

Due from related parties                                                 8,146            10,861

Other assets (net of amortization of $1,397 and $691)                   18,337             4,504
                                                                     ---------         ---------
Total other assets                                                      26,483            15,365
                                                                     ---------         ---------
Total Assets                                                         $ 651,869         $ 214,993
                                                                     =========         =========

             LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable                                                     $ 227,304         $ 113,923

Accrued taxes                                                           10,946             2,380

Due to related parties                                                  19,465           104,109

Capital leases -- current portion                                        6,994             3,892

Other current liabilities                                                   --             9,145
                                                                     ---------         ---------
Total current liabilities                                              264,709           233,449
                                                                     ---------         ---------
Capital leases -- less current portion                                   6,327             4,277
                                                                     ---------         ---------
Total Liabilities                                                      271,036           237,726
                                                                     =========         =========
STOCKHOLDERS' EQUITY
Common stock, $0.001 par value, authorized 30,000,000 shares,
7,487,894 shares at 1999 and 6,062,606 shares at 1998
Issued and outstanding                                                   7,488             6,063

Additional paid in capital                                             685,540           312,005

Stock subscription receivable                                             (700)           (1,027)

Accumulated deficit                                                   (311,495)         (339,774)
                                                                     ---------         ---------
Total stockholders' equity  (deficit)                                  380,833           (22,733)
                                                                     ---------         ---------
Total Liabilities and Stockholders' Equity                           $ 651,869         $ 214,993
                                                                     =========         =========





    The accompanying notes are an integral part of the financial statements.

                 HEALTH & NUTRITION SYSTEMS INTERNATIONAL, INC.
                            STATEMENTS OF OPERATIONS
                 For the Years Ended December 31, 1999 and 1998



                                                                 1999                1998
                                                              -----------         -----------
                        REVENUE
Sales of products                                             $ 1,885,855         $   924,653

  Less:  Returns and allowances                                   (18,055)             (2,245)
                                                              -----------         -----------
Net sales                                                       1,867,800             922,408

                   OPERATING EXPENSES

Cost of sales                                                     729,994             462,008
                                                              -----------         -----------
  Gross profit                                                  1,137,806             460,400
                                                              -----------         -----------
Other operating expenses:

  Selling expenses                                                289,060             180,875

  Office expenses                                                 182,103              70,674

  Outside services                                                104,176              45,678

  Salaries, wages and benefits                                    354,998             307,508

  Professional services                                            49,505              31,599

  Occupancy expenses                                               31,911              30,671

  Bad debts                                                        80,138              18,359

  Depreciation and amortization                                    13,507               7,611

  Other expenses                                                    6,840               3,865
                                                              -----------         -----------
Total expenses                                                  1,112,238             696,840
                                                              -----------         -----------


Profit (loss) before other income (expense) and taxes:             25,568            (236,440)
                                                              -----------         -----------

Other income (expense)                                              2,711             (17,954)

Income tax expense                                                     --                  --
                                                              -----------         -----------

Net profit (loss)                                             $    28,279         $  (254,394)
                                                              ===========         ===========

Net  profit (loss) per share basic                            $     0.004         $   (0.0434)
                                                              ===========         ===========
Net profit (loss) per share assuming dilution                 $     0.004         $   (0.0434)
                                                              ===========         ===========
Weighted average number of shares                               6,775,250           5,848,678
                                                              ===========         ===========
Weighted average number of shares assuming dilution             7,458,994           5,848,678
                                                              ===========         ===========






    The accompanying notes are an integral part of the financial statements.

                 HEALTH & NUTRITION SYSTEMS INTERNATIONAL, INC.
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                           December 31, 1999 and 1998




                                               Number                    Additional       Stock                          Total
                                              of Shares        Common      Paid in    Subscription    Accumulated    Stockholders'
                                             Outstanding       Stock       Capital      Receivable       Deficit    Equity (Deficit)
                                             -----------       ------    ----------   ------------    -----------   ---------------
BALANCES, DECEMBER 31, 1997                    5,634,750       $ 5,635     147,645         (1,087)       (85,380)      $   66,813

Shares issued for cash                            79,000            79      44,821             --             --           44,900
Options exercised for cash                         5,000             5       2,495             --             --            2,500
Shares issued for services                         8,856             9       4,419             --             --            4,428
Officer and director options for
    services exercised                           335,000           335     112,625             --             --          112,960
Collection of subscription receivable                 --            --          --             60             --               60

Net Loss                                              --            --          --             --       (254,394)       (254,394)
                                               ---------       -------     -------         ------       --------       ----------

BALANCES, DECEMBER 31, 1998                    6,062,606         6,063     312,005         (1,027)      (339,774)        (22,733)


Shares issued for cash                         1,425,288         1,425     373,535             --             --         374,960

Collection of subscription receivable                 --            --          --            327             --             327

Net profit                                            --            --          --             --         28,279          28,279
                                               ---------       -------     -------         ------       --------       ----------
BALANCES, DECEMBER 31, 1999                    7,487,894       $ 7,488     685,540           (700)      (311,495)      $  380,833
                                               ==========      =======     =======         ======       ========       ==========









     The accompanying notes are an integral part of the financial statements.

                 HEALTH & NUTRITION SYSTEMS INTERNATIONAL, INC.
                            STATEMENTS OF CASH FLOWS
                 For the Years Ended December 31, 1999 and 1998


                                                                           1999                1998
                                                                         ---------         ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit (loss)                                                        $  28,279         $(254,394)
Adjustment to reconcile net loss to net cash provided by
  (used in) operating activities:
    Depreciation and amortization                                           13,507             7,611
    Shares issued for services and options for services exercised               62           117,388
    (Increase) decrease in accounts receivable                            (203,886)           72,490
    (Increase) decrease in inventory                                        (7,467)           64,015
    (Increase) decrease in prepaids and other current assets               (64,173)           11,761
    Increase (decrease) in accounts payable                                113,381          (19,279)
    Increase (decrease) in accrued liabilities                                (581)          (59,591)
                                                                         ---------         ---------

      Total adjustments                                                   (149,157)          194,395
                                                                         ---------         ---------
Net cash provided by (used in) operating activities                       (120,878)          (59,999)
                                                                         ---------         ---------
CASH FLOWS FROM INVESTING ACTIVITIES
    Investment in trademarks                                                (1,747)             (866)
    Acquisition of fixed assets                                            (45,592)           (3,005)
    Other assets                                                           (11,763)               --
                                                                         ---------         ---------
Net cash provided (used) by investing activities                           (59,102)           (3,871)
                                                                         ---------         ---------
CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from issuance of common stock                                 374,898            47,460
    Proceeds (repayment) of financing                                        5,152            (9,192)
    Advances from (repayments to) related parties                          (82,629)             (992)
                                                                         ---------         ---------
Net cash provided (used) by financing activities                           297,421            37,276
                                                                         ---------         ---------

Net increase (decrease) in cash and equivalents                            117,441           (26,594)

CASH and equivalents, beginning of period                                   36,805            63,399
                                                                         ---------         ---------
CASH and equivalents, end of period                                      $ 154,246         $  36,805
                                                                         =========         =========

SUPPLEMENTAL DISCLOSURE OF
      CASH FLOW INFORMATION

Non-cash investing and financing activities:
    Shares issued for services and options for services exercised        $      62         $ 117,388
                                                                         =========         =========





    The accompanying notes are an integral part of the financial statements.

                 HEALTH & NUTRITION SYSTEMS INTERNATIONAL, INC.
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1.  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

DESCRIPTION OF BUSINESS--Health & Nutrition Systems International, Inc. ("HNS" or the "Company") is a marketer and distributor of health and nutrition herbal supplements. The Company was incorporated in Florida on October 25, 1993. HNS product sales consist of seven primary dietary supplements: Thin TabR, Carb CutterTM, This Tab Mahuang Free, On The MoveTM, Thin Tab With Chitosan, Ultra Zoom 2000TM, Thin BarTM. These products are sold primarily wholesale to health stores, drug stores, nutrition centers, and other retailers. Additionally, the products are sold through certain related parties to similar customer types. The current markets are concentrated in North America and Puerto Rico.
Two manufacturers produce all of the HNS dietary supplements.

USE OF ESTIMATES--The preparation of financial statements in accordance with generally accepted accounting principles requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at fiscal year end and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

CASH EQUIVALENTS - The Company considers all highly liquid debt instruments purchased with maturities of three or fewer months to be cash equivalents. Cash equivalents consist primarily of investments in money market funds.

INVENTORIES--Inventories are stated at the lower of cost or market with cost being determined on a first-in, first-out basis.

PROPERTY, EQUIPMENT, LEASEHOLD IMPROVEMENTS, AND DEPRECIATION--Property and equipment are carried at depreciated cost. Depreciation is provided using the straight-line or MACRS methods, were not materially different from the straight-line method, over the estimated economic lives of the assets, which range from three to seven years. Leasehold improvements are amortized over the expected lease term. The Company reviews the valuation of fixed assets and their remaining economic lives annually and adjusts depreciation accordingly.

TRADEMARKS--The Company records the costs of trademarks as intangible assets and amortizes their value over their estimated economic life.

REVENUE RECOGNITION--Sales revenue is recognized at the date of shipment to customers. Provision is made for an estimate of product returns and doubtful accounts and is based on historical experience.

ADVERTISING COSTS--The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising event takes place. Advertising expenses for years ending 1999 and 1998 were $125,592 and $90,549 respectively.

STOCK-BASED COMPENSATION--The Company applies the intrinsic value method in accounting for its stock options issued to employees. Accordingly, no compensation expense will be recognized for options granted with an exercise price equal to market value at the date of grant. Compensation is recorded when options are exercised when the exercise price is below the market value of the stock.

                 HEALTH & NUTRITION SYSTEMS INTERNATIONAL, INC.
                          NOTES TO FINANCIAL STATEMENTS


INCOME TAXES-- Prior to April 1, 1996, the Company elected S Corporation status under the applicable sections of the Internal Revenue Code (IRC) and relevant state income tax regulations, whereby income of the Company was included in the income tax returns of its shareholders. Accordingly, the financial statements for the periods prior to that date do not reflect the income tax effects of the Company's operations. Effective April 1, 1996, the Company elected to be taxed as a C Corporation under the provision of the IRC.

For the periods subsequent to April 1, 1996, deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and tax rates in effect for the periods in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

EARNINGS (LOSS) PER COMMON SHARE--Basic earnings (loss) per share is based on the weighted effect of all common shares issued and outstanding, and is calculated by dividing net income (loss) by the weighted average shares outstanding during the period. Diluted earnings per share is calculated by dividing net income by the weighted average number of common shares used in the basic earnings per share calculation plus the number of common shares that would be issued assuming conversion of all potentially dilutive common shares outstanding. The exercise or conversion of securities that would be antidilutive are not presented. This was the case in 1998. In 1999 the dilutive effect of warrants, if exercised, would have been less than $0.01 per share.

COMPREHENSIVE INCOME--The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," in the year ended December 31, 1998. The Company did not have any components of comprehensive income.

SEGMENT INFORMATION--The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," in the year ended December 31, 1998. SFAS No. 131 supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS No. 131 also requires disclosures about products and services, geographic areas and major customers. The adoption of SFAS No. 131 did not affect the Company's results of operations or financial position.


NOTE 2. INCOME TAXES

Income (loss) before income taxes consisted of the following:

                                                    December 31, 1999          December 31, 1998
                                                    -----------------          -----------------
                                                         $28,279                   $(254,394)

Income tax benefit (provision) consisted of the following:


                                                    December 31, 1999          December 31, 1998
                                                    -----------------          -----------------
    Current income taxes                                 $    --                   $      --
    Deferred income taxes                                     --                          --
    Increase (decrease) in valuation allowance            (6,763)                     47,620


                 HEALTH & NUTRITION SYSTEMS INTERNATIONAL, INC.
                          NOTES TO FINANCIAL STATEMENTS


NOTE 2. (CON'T)

Deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities. They are measured by applying the enacted tax rates and laws in effect for the years in which such differences are expected to reverse. The significant components of the Company's deferred tax assets and liabilities are as follows:


                                                    December 31, 1999          December 31, 1998
                                                    -----------------          -----------------
    Deferred tax assets:
         Accounts receivable reserves                     $  9,470                   $     --
         Net operating loss carry-forwards                   9,068                     25,313
         Stock for services                                 22,319                     22,307
                                                          --------                   --------

         Total deferred tax assets                          40,857                     47,620

         Valuation allowance                               (40,857)                   (47,620)
                                                          --------                   --------

    Deferred tax liabilities:                                   --                         --

Total net deferred tax assets                                   --                         --
                                                          ========                   ========


The Company has established a valuation allowance for the deferred tax assets. This valuation allowance was recorded in accordance with SFAS 109, which requires that a valuation allowance be established when there is significant uncertainty as to the realizability of the deferred tax assets. Management believes that, based on a number of factors, including prior net operating losses, that there is sufficient uncertainty regarding the realizability of these deferred tax assets. The deferred tax assets were calculated for both years using United States federal tax rate of 15% and a Florida tax rate of 5.5% for an effective tax rate of 19.675%. There were non-deductible permanent differences for meals and entertainment and penalties of $9,791 and $12,210 for the years ending December 31, 1999 and 1998 respectively. The net operating loss carry-forwards of $43,090 remaining at December 31, 1999 expire in 2018.

NOTE 3.  FINANCING ARRANGEMENTS

ACCOUNTS RECEIVABLE FACTORING--The Company factors certain of its accounts receivable with a commercial finance company subsidiary of a bank. The factor purchases receivables for 97% of the face amount of certain invoices and the Company maintains a reserve account with the factor of 15% of the outstanding receivables held by the factor. The reserve account may be charged additional fees from 1% to 3% on invoices paid beyond the agreed to terms.

NOTE 4.  RELATED PARTY TRANSACTIONS

The Company has engaged in related party transactions with an individual who, at the time of the transactions, was an officer of the Company, but has since resigned. The entity controlled by this individual, KMS-Thin Tab 100, Inc., purchased products from the Company for resale to its customers on terms no more favorable than those given to unaffiliated third parties in arms'-length transactions. For the years ended December 31, 1999 and 1998, KMS-Thin Tab 100, Inc. made aggregate purchases of approximately $136,944 and $62,766 respectively. In 1998, there were sales to previously related parties of approximately $110,000 and a loan to a previous related party of $10,861 since reduced to $8,146. Additionally, in 1998, as indicated on the balance sheet, there were advances due to the chairman and president of the Company and companies owned by them of $104,109. In 1999 these advances were paid down to $19,465.

                 HEALTH & NUTRITION SYSTEMS INTERNATIONAL, INC.
                          NOTES TO FINANCIAL STATEMENTS


NOTE 5. COMMON STOCK

AUTHORIZED SHARES--The Company has authorized 30,000,000 shares of common stock, par value $0.001 per share.

STOCK OFFERINGS IN PRIVATE PLACEMENTS --- The Company has engaged in several private placements of common stock. In 1998, the Company offered 700,000 shares of common stock and 700,000 warrants to purchase one common share at $2.00 for a combined price of $1.10 per share and warrant. This offering was amended in March, 1999 when the Company offered four shares of common stock and two warrants to purchase one share each, one at $0.50 and one at $2.00. In this offering the Company received proceeds net of expenses of $374,898 and issued 1,363,488 shares of common stock and 683,744 warrants.

STOCK AND OPTIONS ISSUED FOR SERVICES --- The Company authorized the 1998 Stock Option Plan of the Corporation in May, 1998. The plan set aside a reserve of 2,500,000 shares of common stock for this purpose. At this time, the board of directors granted 335,000 to two board members to purchase shares at $0.001 per share. The options were exercised and restricted shares were issued. The Company recorded $112,960 in compensation to those directors, or $0.337 per share. A total of 61,800 additional shares were issued during the year ended December 31, 1999 at $0.001 per share for services.

NOTE 6.  COMMITMENTS, CONTINGENCIES, AND CERTAIN CONCENTRATIONS

LEASE COMMITMENTS--The Company leases 6,000 sq. feet as its office and warehouse space under the extension of a lease to December 31, 2002. The lease payments are $2,010 per month.

The Company also leases various equipment under non-cancelable financing leases. The future annual lease payments at December 31, 1999 were as follows: $6,994 in the period ending December 31, 2000, $3,606 in the period ending December 31, 2001 and $2,721 in the period ending December 31, 2002.

LEGAL MATTERS--The Company has been subject to legal proceedings and claims arising in the ordinary course of business. The Company disputed a bill for promotional materials from 1995. The vendor has not sought collection since that time and management does not expect any potential outcome to have a material adverse effect on the Company's financial condition, results of operations, or cash flows. The Company is also subject to two actions which in the aggregate claim $30,000. The Company denies any liability in theses actions and is defending them.

PRODUCT LIABILITY--The Company is insured to the extent of $5 million for product liability claims and uses vendors who are also insured. There is a risk that certain vendors may not have sufficient product liability insurance or may loose their insurance, or the Company may not be able to insure at reasonable cost. In any of these events, there could be a material adverse effect on the financial condition, results of operations, or cash flows of the Company.

CERTAIN CONCENTRATIONS--The Company purchases a number of its products from single sources and has sales to several major customers. The loss of any one source or major customer could adversely affect the financial condition, results of operations, and cash flows.

                 HEALTH & NUTRITION SYSTEMS INTERNATIONAL, INC.
                          NOTES TO FINANCIAL STATEMENTS


NOTE 7. SEGMENT INFORMATION

The Company has sales from seven primary dietary supplements. These dietary supplements are sold to customers in the United State and Puerto Rico. The Company does not prepare information for internal use regarding each of the products other than total revenues for each product and gross profit from each product for those that represent greater than 10% of the reported combined revenues, as it is impractical to do so. All of the operating segments are under the guidance of the chief operating officer who is the segment manager. All of the products sold are offered to all customers of the Company.

Enterprise-wide disclosures about revenue by significant products, gross profit from significant product segments, and major customers are presented below.


                                            December 31, 1999              December 31, 1998
                                                12 Months                      12 Months
                                            -----------------              -----------------
         Revenues:
           Thin Tab 30                          $  405,312                      $223,222
           Thin Tab 90                             874,130                       228,757
           Other products sales                    588,358                       470,429
                                                ----------                      --------
                Total revenues                  $1,867,800                      $922,408
                                                ==========                      ========

         Gross profit:
           Thin Tab 30                          $  291,419                      $134,602
           Thin Tab 90                             655,597                       153,953
           Other products gross profit             190,790                       171,845
                                                ----------                      --------
                 Total gross profit             $1,137,806                      $460,400
                                                ==========                      ========



MAJOR CUSTOMERS--Health & Nutrition Systems International, Inc. sells a significant amount of its products to the national distribution centers of a nationwide chain of nutrition centers. It also sells a significant amount of its products to a pharmacy chain with many retail operations. These large customers have dominant positions within their markets and the Company monitors the financial condition of these customers. Sales to these two customers were $986,641 and $208,205 during the years ending December 31, 1999 and 1998 respectively. At December 31, 1999 and 1998, amounts due from these two customers accounted for 26% and 76%, respectively of gross trade receivables.


NOTE 8.  STOCK COMPENSATION PLAN

At December 31, 1999, the Company had one stock-based compensation plan. The 1998 Nonqualified Stock Option Plan initiated in May, 1998. The plan set aside a reserve of 2,500,000 shares of common stock for this purpose. Any options granted expire 10 years from the grant date and are immediately vested. At that time, the board of directors granted 335,000 to two board members to purchase shares at $0.001 per share. The options were exercised and restricted shares were issued. Compensation cost of $112,960 was recorded. There were no outstanding options at December 31, 1999 and 1998.

The Company accounts for this plan under Accounting Principles Board Opinion No. 25, under which no compensation cost will be recognized. As future options are granted and not immediately exercised, compensation costs for these options under the Company's plan also will be determined based on the fair value of the option at the grant date consistent with Statement of Financial Accounting Standards No. 123,

                 HEALTH & NUTRITION SYSTEMS INTERNATIONAL, INC.
                          NOTES TO FINANCIAL STATEMENTS


NOTE 8. (CON'T)

"Accounting for Stock-Based Compensation" ("SFAS 123"), and will be disclosed to reflect the reported and pro forma net income (loss) and earnings per share on a basic and diluted basis. The fair value of each option grant will be estimated on the date of grant using the Black-Scholes option pricing model using assumptions in calculating compensation costs for expected stock price volatility, a risk-free interest rate, and an expected average life of the option.


NOTE 9.  SUBSEQUENT EVENTS

Subsequent to December 31, 1999 the company entered into a lease agreement with its current landlord for 4,000 sq. feet of additional commercial warehouse space. For a lease payment of $1,767.02 expiring December 31, 2000

In February, 2000 the board of directors canceled 650,000 shares of stock previously issued for services contracted but neither rendered nor paid.

                 HEALTH & NUTRITION SYSTEMS INTERNATIONAL, INC.
                         Unaudited Financial Statements

                                 March 31, 2000

                     INDEX TO UNAUDITED FINANCIAL STATEMENTS


Balance Sheet                                                             F-14

Statements of Operations                                                  F-15

Statement of Stockholders' Equity                                         F-16

Statements of Cash Flows                                                  F-17

Notes to Financial Statements                                             F-18

                 HEALTH & NUTRITION SYSTEMS INTERNATIONAL, INC.
                                 BALANCE SHEET
                                  (Unaudited)


                                                                            March 31, 2000
                                                                            --------------
                                                ASSETS
CURRENT ASSETS
Cash                                                                          $   156,162
Accounts receivable (net of reserve of $108,398)                                  443,045
Inventory                                                                         169,976
Prepaids and other current assets                                                  94,980
                                                                              -----------
Total current assets                                                              864,163
                                                                              -----------
FIXED ASSETS
Furniture, fixtures and equipment (net of depreciation of $74,986)                 86,737
                                                                              -----------
OTHER ASSETS
Due from related parties                                                            8,471
Other assets (net of amortization of $1,590)                                       72,033
                                                                              -----------
Total other assets                                                                 80,504
                                                                              -----------
Total Assets                                                                  $ 1,031,404
                                                                              ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable                                                              $   248,821
Accrued income taxes                                                              102,864
                                                                              -----------
Total Liabilities                                                                  50,256
                                                                              -----------
STOCKHOLDERS' EQUITY
Common Stock, $0.001 par value, authorized 30,000,000 shares
6,793,894 shares issued and outstanding                                             6,794
Paid in Capital                                                                   687,234
Accumulated deficit                                                               (64,565)
                                                                              -----------
Total Stockholders' Equity                                                        629,463
                                                                              -----------
Total Liabilities and Stockholders' Equity                                    $   679,719
                                                                              ===========





The accompanying notes are an integral part of the financial statements.

                 HEALTH & NUTRITION SYSTEMS INTERNATIONAL, INC.
                            STATEMENTS OF OPERATIONS
                                  (Unaudited)



                                                          3 Months Ended    3 Months Ended
                                                          March 31, 2000    March 31, 1999
                                                          --------------    --------------
                            REVENUE

Sales of products                                          $ 1,410,853       $   288,042
Less:  Returns and allowances                                  (43,393)             (218)
                                                           -----------       -----------
Net sales                                                    1,367,460           287,824
                                                           -----------       -----------

                       OPERATING EXPENSES

Cost of Sales                                                  402,036           125,882
                                                           -----------       -----------

GROSS PROFIT                                                   965,424           161,942
                                                           -----------       -----------

Other Operating Expenses:
Selling expenses                                               218,594            50,765
Office expenses                                                 84,697            24,984
Outside services                                                20,114            12,422
Salaries, wages and benefits                                   185,444            35,430
Professional services                                           47,777             4,728
Occupancy expenses                                              11,549             7,359
Vehicle leasing                                                  5,367             1,190
Bad debts                                                       45,893             8,847
Depreciation and amortization                                    9,198             3,377
                                                           -----------       -----------
TOTAL EXPENSES                                                 628,633           149,102
                                                           -----------       -----------

Profit before other income and income taxes                    336,791            12,840
                                                           -----------       -----------
Other income                                                    13,003               350
Income tax expense                                            (102,864)               --
                                                           -----------       -----------

NET PROFIT                                                 $   246,930       $    13,190
                                                           ===========       ===========

Net profit per share basic                                 $     0.036       $     0.002
                                                           ===========       ===========
Net profit per share assuming dilution                     $     0.033       $     0.002
                                                           ===========       ===========
Weighted average number of shares                            6,789,894         5,360,606
                                                           ===========       ===========
Weigthed average number of shares assuming dilution          7,473,638         5,360,606
                                                           ===========       ===========




The accompanying notes are an integral part of the financial statements.

                 HEALTH & NUTRITION SYSTEMS INTERNATIONAL, INC.
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                   (Unaudited)



                                                                                                                 Total
                                           Number                    Additional       Stock                   Stockholders'
                                         of Shares     Common          Paid in     Subscription  Accumulated     Equity
                                        Outstanding     Stock          Capital      Receivable     Deficit     (Deficit)
                                        -----------   ----------     -----------   ------------- -----------  -----------
BALANCES, DECEMBER 31, 1998              6,062,606    $    6,063       312,005        (1,027)     (339,774)   $  (22,733)
                                         ---------    ----------       -------        ------      --------    ----------

Collection of subscription receivable           --            --            --           327            --           327
Net profit                                      --            --            --            --        13,190        13,190
                                         ---------    ----------       -------        ------      --------    ----------
BALANCE, MARCH 31, 1999 (Unaudited)      6,062,606         6,063       312,005          (700)     (326,584)       (9,216)
                                         ---------    ----------       -------        ------      --------    ----------

Shares issued for cash                   1,425,288         1,425       373,535            --            --       374,960

Net profit                                      --            --            --            --        15,089        15,089
                                         ---------    ----------       -------        ------      --------    ----------
BALANCES, DECEMBER 31, 1999              7,487,894         7,488       685,540          (700)     (311,495)      380,833
                                         ---------    ----------       -------        ------      --------    ----------

Collection of subscription receivable           --            --            --           700            --           700
Share cancellation and reissuance         (702,000)         (702)       (2,298)           --            --        (3,000)
Exercise of warrants                         8,000             8         3,992            --            --         4,000
Net profit                                      --            --            --            --       246,930       246,930
                                         ---------    ----------       -------        ------      --------    ----------
BALANCES, MARCH 31, 2000 (Unaudited)     6,793,894    $    6,794       687,234            --       (64,565)   $  629,463
                                         =========    ==========       =======        ======      ========    ==========




The accompanying notes are an integral part of the financial statements.

                 HEALTH & NUTRITION SYSTEMS INTERNATIONAL, INC.
                            STATEMENTS OF CASH FLOWS
                                   (Unaudited)


                                                                   3 Months Ended    3 Months Ended
                                                                   March 31, 2000    March 31, 1999
                                                                   --------------    --------------

CASH FLOWS FROM OPERATING ACTIVITIES
Net Profit                                                           $ 246,930         $  13,190
                                                                     ---------         ---------
Adjustments to reconcile net loss to net cash provided by
 operating activities:
Depreciation and amortization                                            9,198             3,376
Shares issued for services and options for services exercised               --                --
(Increase) in accounts receivable                                     (207,872)           (7,592)
(Increase) decrease in inventory                                       (49,650)           11,692
(Increase) decrease in prepaids and other current assets               (28,741)            2,066
Increase in accounts payable                                            21,903            21,538
(Decrease) in accrued liabilities                                      (10,945)           (3,856)
(Increase) decrease in other assets                                    (53,516)            1,528
Increase in income taxes payable                                       103,084                --
                                                                     ---------         ---------
Total Adjustments                                                     (216,539)           28,752
                                                                     ---------         ---------
Net Cash Provided by Operating Activities                               30,391            41,942
                                                                     ---------         ---------

CASH FLOWS FROM INVESTING ACTIVITIES
Cash payments for the purchase of property                             (46,340)               --
Repurchase of company stock                                             (3,000)               --
                                                                     ---------         ---------
Net Cash Provided (Used) by Investing Activities                       (49,340)               --
                                                                     ---------         ---------

CASH FLOWS FROM FINANCING ACTIVITIES
Capital lease advances                                                  21,612             5,971
Proceeds from issuance of commons stock                                  4,000                --
Payments on capital leases                                              (1,748)           (1,703)
Payments to related parties                                             (3,000)          (17,877)
                                                                     ---------         ---------
Net Cash Provided (Used) by Financing Activities                        20,864           (13,609)
                                                                     ---------         ---------

Net increase in cash and equivalents                                     1,916            28,333

Cash, beginning of period                                              154,246            36,805
                                                                     ---------         ---------
Cash, end of period                                                  $ 156,162         $  65,138
                                                                     =========         =========


The accompanying notes are an integral part of the financial statements.

                 HEALTH & NUTRITION SYSTEMS INTERNATIONAL, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                   (Unaudited)


NOTE 1.  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

DESCRIPTION OF BUSINESS--Health & Nutrition Systems International, Inc. ("HNS" or the "Company") is a marketer and distributor of health and nutrition herbal supplements. The Company was incorporated in Florida on October 25, 1993. HNS product sales consist of seven primary dietary supplements: Thin TabR, Carb CutterTM, Thin Tab Mahuang Free, On The MoveTM, Thin Tab With Chitosan, Ultra Zoom 2000TM, and Thin BarTM. These products are sold primarily wholesale to health stores, drug stores, nutrition centers, and other retailers. Additionally, the products are sold through certain related parties to similar customer types. The current markets are concentrated in North America and Puerto Rico.
Two manufacturers produce all of the HNS dietary supplements.

INTERIM DISCLOSURES--The information as of March 31, 2000, and for the three months ended March 31, 2000 and 1999, is unaudited, but in the opinion of management, reflects all adjustments, which are of a normal recurring nature, necessary for a fair presentation of financial position and results of operations for the interim periods. The accompanying financial statements should be read in conjunction with the financial statements and notes thereto in the Company's December 31, 1999 fiscal year end financial statement.

The results of operations for the three months ended March 31, 2000, are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2000.

USE OF ESTIMATES--The preparation of financial statements in accordance with generally accepted accounting principles requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at fiscal year end, and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

CASH EQUIVALENTS - The Company considers all highly liquid debt instruments with maturities of three or fewer months to be cash equivalents. Cash equivalents consist primarily of investments in money market funds.

INVENTORIES--Inventories are stated at the lower of cost or market with cost being determined on a first-in, first-out basis.

PROPERTY, EQUIPMENT, LEASEHOLD IMPROVEMENTS, AND DEPRECIATION--Property and equipment are carried at depreciated cost with depreciation provided using the straight-line or MACRS method, which is not materially different from the straight-line method, over the estimated economic lives of the assets, which range from three to seven years. Leasehold improvements are depreciated over the expected lease term. The Company reviews the valuation of fixed assets and their remaining economic lives annually and adjusts depreciation accordingly.

TRADEMARKS--The Company records the cost of trademarks as intangible assets and amortizes the value over the estimated economic life.

REVENUE RECOGNITION--Sales revenue is recognized at the date of shipment to customers. Provision is made for an estimate of product returns and doubtful accounts and is based on historical experience.

ADVERTISING COSTS--The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising event takes place. Advertising expenses for the three months ending March 31, 2000 and 1999 were $140,161 and $20,393 respectively.

STOCK-BASED COMPENSATION--The Company applies the intrinsic value method in accounting for its stock options issued to employees. Accordingly, no compensation expense will be recognized for options granted with an exercise price equal to market value at the date of grant. Compensation is recorded when options are exercised when the exercise price is below the market value of the stock.

                 HEALTH & NUTRITION SYSTEMS INTERNATIONAL, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                   (Unaudited)

NOTE 1. (CON'T)

INCOME TAXES-- Prior to April 1, 1996, the Company elected S Corporation status under the applicable sections of the Internal Revenue Code (IRC) and relevant state income tax regulations, whereby income of the Company was included in the income tax returns of its shareholders. Accordingly, the financial statements for the periods prior to that date do not reflect the income tax effects of the Company's operations. Effective April 1, 1996, the Company elected to be taxed as a C Corporation under the provision of the IRC.

For the periods subsequent to April 1, 1996, deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and tax rates in effect for the periods in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

EARNINGS PER COMMON SHARE--Basic earnings per share is based on the weighted effect of all common shares issued and outstanding, and is calculated by dividing net income by the weighted average shares outstanding during the period. Diluted earnings per share is calculated by dividing net income by the weighted average number of common shares used in the basic earnings per share calculation plus the number of common shares that would be issued assuming conversion of all potentially dilutive common shares outstanding. Both are adjusted for the retroactive cancellation and re-issuance of shares during the three months ended March 31, 2000.

COMPREHENSIVE INCOME--The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," in the year ended December 31, 1998. The Company did not have any components of comprehensive income.

SEGMENT INFORMATION--The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," in the year ended December 31, 1998. SFAS No. 131 supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS No. 131 also requires disclosures about products and services, geographic areas and major customers. The adoption of SFAS No. 131 did not affect the Company's results of operations or financial position.


NOTE 2.  INCOME TAXES

Income before income taxes consisted of the following:

                                            March 31, 2000
                                            --------------

                                               $349,794

Income tax provisions consisted of the following:

                                            March 31, 2000
                                            --------------

    Current income taxes                       $102,864
    Decrease in valuation allowance              (9,068)

                 HEALTH & NUTRITION SYSTEMS INTERNATIONAL, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                   (Unaudited)


NOTE 2. (CON'T)

Deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities. They are measured by applying the enacted tax rates and laws in effect for the years in which such differences are expected to reverse. The significant components of the Company's deferred tax assets and liabilities are as follows:

                                               March 31, 2000
                                               --------------
    Deferred tax assets:
         Accounts receivable reserves            $   9,470
         Stock for services                         22,319
                                                 ---------

         Total deferred tax assets                  31,789

         Valuation allowance                      (31,789)
                                                 ---------

    Deferred tax liabilities:                           --

    Total net deferred tax assets                       --
                                                 =========

The Company has established a valuation allowance for the deferred tax assets. This valuation allowance was recorded in accordance with SFAS 109, which requires that a valuation allowance be established when there is significant uncertainty as to the realizability of the deferred tax assets. Management believes that, based on a number of factors, including prior net operating losses, that there is sufficient uncertainty regarding the realizability of these deferred tax assets. The deferred tax assets were calculated for the period using United States federal tax rate of 15% and a Florida tax rate of 5.5% for an effective tax rate of 19.675%. There were non-deductible permanent differences for meals and entertainment of $4,202 during the period ending March 31, 2000.

NOTE 3.  FINANCING ARRANGEMENTS

ACCOUNTS RECEIVABLE FACTORING--The Company factors certain of its accounts receivable with a commercial finance company subsidiary of a bank. The factor purchases receivables for 97% of the face amount of certain invoices and the Company maintains a reserve account with the factor of 15% of the outstanding receivables held by the factor. The reserve account may be charged additional fees from 1% to 3% on invoices paid beyond the agreed to terms.

NOTE 4.  COMMON STOCK

AUTHORIZED SHARES--The Company has authorized 30,000,000 shares of common stock, par value $0.001 per share.

STOCK OFFERINGS IN PRIVATE PLACEMENTS --- The Company has engaged in several private placements of common stock. In March, 1999 the Company offered four shares of common stock and two warrants to purchase one common share each, one at $0.50 and one at $2.00. In this offering the Company received proceeds net of expenses of $374,898 and issued 1,363,488 shares of common stock and 683,744 warrants.

                 HEALTH & NUTRITION SYSTEMS INTERNATIONAL, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                   (Unaudited)


NOTE 4.  (CON'T)

STOCK AND OPTIONS ISSUED FOR SERVICES --- The Company authorized the 1998 Stock Option Plan of the Corporation in May, 1998. The plan set aside a reserve of 2,500,000 shares of common stock for this purpose. At this time, the board of directors granted 335,000 to two board members to purchase shares at $0.001 per share. The options were exercised and restricted shares were issued. The Company recorded $112,960 in compensation to those directors, or $0.337 per share. A total of 61,800 additional shares were issued during 1999 at $0.001 per share for services.

CANCELLATION OF SHARES AND REISSUED --- In February, 2000 the Company cancelled shares issued for services, returned a subscription for shares issued, and reissued shares. The net amount cancelled was 702,000 shares and the subscription returned was $3,000.

NOTE 5.  COMMITMENTS, CONTINGENCIES, AND CERTAIN CONCENTRATIONS

LEASE COMMITMENTS--The Company leases 6,000 sq. feet as its office and warehouse space under the extension of a lease to December 31, 2002 at $2,010 per month and 4,000 sq. feet of warehouse space under a lease for $1,767 per month ending December 31, 2000. The Company also leases various equipment under non-cancelable financing leases.

LEGAL MATTERS--The Company has been subject to legal proceedings and claims arising in the ordinary course of business. The Company disputed a bill for promotional materials from 1995. The vendor has not sought collection since that time and management does not expect any potential outcome to have a material adverse effect on the Company's financial condition, results of operations, or cash flows. The Company is also subject to two actions which in the aggregate claim $30,000. The Company denies any liability in theses actions and is defending them.

PRODUCT LIABILITY--The Company is insured to the extent of $5 million for product liability claims and uses vendors who are also insured. There is a risk that certain vendors may not have sufficient product liability insurance or may loose their insurance, or the Company may not be able to insure at reasonable cost. In any of these events, there could be a material adverse effect on the financial condition, results of operations, or cash flows of the Company.

CERTAIN CONCENTRATIONS--The Company purchases a number of its products from single sources and has sales to several major customers. The loss of any one source or major customer could adversely affect the financial condition, results of operations, and cash flows.

NOTE 6.  SEGMENT INFORMATION

The Company has sales from seven primary dietary supplements. These dietary supplements are sold to customers in the United States and Puerto Rico. The Company does not prepare information for internal use regarding each of the products other than total revenues for each product and gross profit from each product for those that represent greater than 10% of the reported combined revenues, as it is impractical to do so. All of the operating segments are under the guidance of the chief operating officer who is the segment manager. All of the products sold are offered to all customers of the Company.

                 HEALTH & NUTRITION SYSTEMS INTERNATIONAL, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                   (Unaudited)


NOTE 6.  (CON'T)

Enterprise-wide disclosures about revenue by significant products, gross profit from significant product segments, and major customers are presented below.

                                           March 31, 2000       March 31, 1999
                                              3 Months             3 Months
                                           --------------       --------------
         Revenues:
           Thin Tab                          $  286,424           $197,160
           Carb Cutter                          957,974                 --
           Other products sales                 123,062             90,664
                                             ----------           --------
                Total revenues               $1,367,460           $287,824
                                             =========

         Gross profit:
           Thin Tab                          $  183,040           $127,768
           Carb Cutter                          717,750                 --
           Other products gross profit           64,634             34,174
                                             ----------           --------
                 Total gross profit          $  965,424           $161,942
                                             ==========           ========

MAJOR CUSTOMERS--Health & Nutrition Systems International, Inc. sells a significant amount of its products to the national distribution centers of a nationwide chain of nutrition centers. It also sells a significant amount of its products to two pharmacy chains with many retail operations. These large customers have dominant positions within their markets and the Company monitors the financial condition of these customers. Sales to these three customers were $718,249 and $157,440 during the periods ending March 31, 2000 and 1999 respectively. At March 31, 2000 and 1999, amounts due from these three customers accounted for 61% and 50%, respectively of gross trade receivables.

NOTE 7.  STOCK COMPENSATION PLAN

At March 31, 2000, the Company had one stock-based compensation plan. The 1998 Nonqualified Stock Option Plan initiated in May, 1998. The plan set aside a reserve of 2,500,000 shares of common stock for this purpose. Any options granted expire 10 years from the grant date and are immediately vested. At that time, the board of directors granted 335,000 to two board members to purchase shares at $0.001 per share. The options were exercised and restricted shares were issued. Compensation cost of $112,960 was recorded. There were no outstanding options at March 31, 2000.

The Company accounts for this plan under Accounting Principles Board Opinion No. 25, under which no compensation cost will be recognized as future options are granted and not immediately exercised. Compensation costs for these options under the Company's plan also will be determined based on the fair value of the option at the grant date consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), and will be disclosed to reflect the reported and pro forma net income (loss) and earnings per share on a basic and diluted basis. The fair value of each option grant will be estimated on the date of grant using the Black-Scholes option pricing model using assumptions in calculating compensation costs for expected stock price volatility, a risk-free interest rate, and an expected average life of the option.